FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release, Dated May 11, 2005,

2.

Oromin Explorations Ltd. Notice of Record Date and Annual General Meeting.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 3, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

June 3, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 11, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Further to its news release of October 20, 2004 Oromin Explorations Ltd. (“Oromin”) is pleased to report that it has renegotiated the terms of the Sabodala joint venture agreement with its partners.  The final agreement will provide for the establishment of the Oromin Joint Venture Group (“OJVG”) a joint venture between Oromin as to 43.5%, Bendon International Ltd. (“Bendon”), a private Saudi controlled company, as to 43.5% and Arab African Petroleum Company (“Arapco”), a private company based in Dakar, Sénégal as to 13%, with Oromin providing exploration and management services.  Under the revised terms of the OJVG joint venture agreement, Bendon will provide the initial US$2.8 million (rather than US$3.3 million) in exploration expenditures with Oromin providing the subsequent US$5.2 million (rather than US$4.7 million) commitment.  As consideration for the change in expenditure commitments of the parties, Bendon has agreed to arrange financing, through an equity placement in Oromin, of at least US$4 million of Oromin’s expenditure commitment (rather than simply hold a right of first refusal to provide such financing).  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Arapco holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

In addition, further to its news release of February 2, 2005, Oromin is also pleased to report that it has renegotiated the terms of the $625,000 in loans announced in that news release to provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of Oromin at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of Oromin at a price of $0.45 per share for a period of two years following the date of conversion of the loan; and no longer require the issuance of bonus shares to the lenders.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

May 16, 2005

To:

All Applicable Securities Commissions

“VIA  SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	687082107
5.	ISIN:	:	CA6870821072
6.	Record Date for Notice	:	June 13, 2005
7.	Record Date for Voting	:	June 13, 2005
8.	Beneficial Ownership Determination Date	:	June 13, 2005
9.	Meeting Date	:	July 19, 2005
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Mita Garcia, Computershare Investor Services Inc. (Fax #604-661-9401)

Rupert Legge, Miller Thomson (Fax #604-643-1200)

David Harris, Davidson & Company, Chartered Accountants (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart

Naomi Corrigan